UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(C) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: Address of Principal Business Office: Telephone Number (including area code): File Number under the Securities Exchange Act of 1934:	Harvest Capital Credit Corporation 450 Park Avenue, 5th Floor New York, NY 10022 (215) 495-1150 1-35906

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On June 9, 2021, pursuant to the Agreement and Plan of Merger, dated as of December 23, 2020, by and among Portman Ridge Finance Corporation (“PTMN”), Rye Acquisition Sub Inc., Harvest Capital Credit Corporation (the “Company”), and Sierra Crest Investment Management LLC, the Company merged with and into PTMN, with PTMN as the surviving corporation, at which time the separate corporate existence of the Company ended. PTMN is incorporated in Delaware and has elected to be regulated as a business development company under section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, PTMN, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and State of New York on the 9th day of June, 2021.

Portman Ridge Finance Corporation , as successor by merger to Harvest Capital Credit Corporation

By:	/s/ Patrick Schafer

Name:	Patrick Schafer
Title:	Chief Investment Officer

Attest:	/s/ Jason Roos
Name:	Jason Roos
Title:	Chief Financial Officer